UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The Board of Directors of EUDA Health Holdings Limited (the “Company”) approved a 1-for-20 reverse stock split of the Company’s ordinary shares (the “Reverse Stock Split”) in accordance with British Virgin Islands law. The Company’s ordinary shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market at market open on March 23, 2026. The new CUSIP number for the Company’s ordinary shares following the Reverse Stock Split will be G3142E147.

When the Reverse Stock Split becomes effective, the total number of ordinary shares held by each stockholder of the Company will be converted automatically into the number of ordinary shares equal to (i) the number of issued and outstanding ordinary shares held by each such stockholder immediately prior to the Reverse Stock Split, divided by (ii) twenty (20), with such resulting number of shares rounded up to the nearest whole share. As a result, no fractional shares will be issued in connection with the Reverse Stock Split and no cash or other consideration will be paid in connection with any fractional shares that would otherwise have resulted from the Reverse Stock Split.

Currently, the Company has approximately 50,307,491 ordinary shares outstanding. After the Reverse Stock Split, the Company will have approximately 2,515,375 ordinary shares outstanding. Each stockholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Reverse Stock Split.

In connection with the Reverse Stock Split, the terms of the Company’s warrants will be adjusted in line with the Reverse Stock Split so that the number of ordinary shares underlying the warrants will be proportionately reduced, and the exercise price of the warrants will be proportionately increased. Currently, the Company has approximately 4,458,625 ordinary shares issuable upon exercise of an aggregate of 8,917,250 warrants, with each warrant entitling the holder to purchase one-half of one ordinary share at an exercise price of $11.50 per share. After the Reverse Stock Split, the Company would have approximately 222,932 ordinary shares issuable upon exercise of an aggregate of 8,917,250 warrants, with each warrant entitling the holder to purchase one-fortieth of one ordinary share at an exercise price of $230.00 per share.

Other Events.

On March 19, 2026, EUDA Health Holdings Limited issued the press release filed herewith as Exhibit 99.1.

Exhibits

99.1	Press release dated March 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: March 19, 2026

EUDA Health Holdings Limited

/s/ Alfred Lim
By:	Alfred Lim
Chief Executive Officer